SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                  FORM 11-K

_X_  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934
     For the year ended: December 31, 1996

___ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from ___________ to ___________.

     Commission file number:  033-63489


                     INTEL CORPORATION 401(K) SAVINGS PLAN
                            (Full title of the Plan)

                               INTEL CORPORATION
          (Name of issuer of the securities held pursuant to the Plan)

                        2200 MISSION COLLEGE BOULEVARD
                     SANTA CLARA, CALIFORNIA, 95952-8119
                   (address of principal executive office)


                   INTEL CORPORATION 401(K) SAVINGS PLAN
                 Index to Financial Statements and Exhibit

                     Item
__________________________________________________________
Report of Ernst & Young LLP, Independent Auditors

Statement Of Net Assets Available For Benefits With Fund
  Information at December 31, 1996

Statement Of Changes in Net Assets Available
  For Benefits With Fund Information for Year Ended
  December 31, 1996

Notes to Financial Statements

Signature

Exhibit 23 - Consent of Ernst & Young LLP, Independent Auditors

                             Financial Statements

                              Intel Corporation
                             401(k) Savings Plan

                         Year ended December 31, 1996
                    with Report of Independent Auditors

                   Intel Corporation 401(k) Savings Plan

                            Financial Statements

                        Year ended December 31, 1996



Contents

Report of Independent Auditors______________________________________ 1

Audited Financial Statements

Statements of Net Assets Available for Benefits, With Fund
  Information_______________________________________________________ 2
Statements of Changes in Net Assets Available for Benefits, With Fund
  Information_______________________________________________________ 3
Notes to Financial Statements_______________________________________ 4

                         Report of Independent Auditors

The Plan Administrative Committee
Intel Corporation 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Intel Corporation 401(k) Savings Plan as of December 31, 1996, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Intel Corporation 401(k) Savings Plan at December 31, 1996, and the changes in its net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

April 11, 1997

                    Intel Corporation 401(k) Savings Plan

  Statement of Net Assets Available for Benefits, With Fund Information

                              December 31, 1996
                               (In Thousands)

                               Fund Information
                 ---------------------------------------------------------------------------------------
                             Participant Directed
                 ---------------------------------------------------------------------------------------
                 Fidelity                                  Vanguard                             Fidelity
                 Institu-   Scudder  Fidelity              Institu-  Fidelity                   Low-
                 tional     Fixed    Capitol &  Fidelity   tional    Growth &  Fidelity         Priced
                 Cash       Income   Income     Puritan    Index     Income    Magellan  Contra-Stock
                 Portfolio  Fund     Fund       Fund       Fund      Portfolio Fund      fund   Fund
                ---------------------------------------------------------------------------------------
ASSETS
Investments in
 Master Trust,
 at fair value:
 Cash and cash
  equivalents   $     -    $ 2,524  $     -    $    -     $     -    $    -   $     -   $   -   $    -
 Shares of
  registered
  investment
  companies      89,886          -   11,425     13,297     55,526    46,147    52,719    49,866 37,726
 Loan partici-
  pations and
  corporate
  bonds,
  notes, and
  certificates        -     23,464        -          -          -         -         -         -      -
 Guaranteed
  investment
  contracts           -      7,227        -          -          -         -         -         -      -
 Equity securities    -          -        -          -          -         -         -         -      -
 Participant loans
  receivable          -          -        -          -          -         -         -         -      -
                 -------------------------------------------------------------------------------------
                 89,886     33,215   11,425     13,297     55,526    46,147    52,719    49,866 37,726
Employee
  receivables         -          -        -          -          -         -         -         -      -
Interest and
 dividends
 receivable         404        106        -          -          -         -         -         -      -
Receivable from
 broker for
 securities sold      -          -        -          -          3         4         1         4     13
                --------------------------------------------------------------------------------------
Total assets     90,290     33,375   11,425     13,297     55,529    46,151    52,720    49,870 37,739

LIABILITIES
Payable to brokers
 for securities
 purchased          -          -        -          -          -         -         -         -        -
                --------------------------------------------------------------------------------------
Total liabilities   -          -        -          -          -         -         -         -        -
                --------------------------------------------------------------------------------------
Net assets
 available
 for benefits   $90,290   $33,375  $11,425    $13,297    $55,529   $46,151   $52,720   $49,870 $37,739
                ======================================================================================

                             Fund Information (continued)
                --------------------------------------------------
                           Participant Directed (continued)
                --------------------------------------------------
                                      American
                                      Funds
                 Fidelity   Twentieth Euro-
                 Growth     Century   Pacific   Intel      Partici-
                 Company    Ultra     Growth    Stock      pant
                 Fund       Fund      Fund      Fund       Loans     Other       Total
                 -------------------------------------------------------------------------------------
ASSETS
Investments in
Master Trust, at
 fair value:
 Cash and cash
  equivalents    $     -    $     -     $     -  $     937   $     -  $   306     $  3,767
 Shares of
  registered
  investment
  companies       42,497     60,462      21,558          -         -        -      481,109
 Loan
  participations
  and corporate
  bonds, notes and
  certificates         -          -           -          -         -        -       23,464
 Guaranteed
  investment
  contracts            -          -           -          -         -        -        7,227
 Equity securities     -          -           -    198,409         -        -      198,409
 Participant loans
  receivable           -          -           -          -     5,335        -        5,335
                 ------------------------------------------------------------------------------------------
                  42,497     60,462      21,558    199,346     5,335      306      719,311

Employee
  receivables          -          -           -          -         -    2,970        2,970
Interest and
  dividends
  receivable           -      3,629           -         10         -        3        4,206
Receivable from
  broker for
  securities
  sold                 4          -           1          -         -        -           30
                 ------------------------------------------------------------------------------------------
Total assets      42,501     64,091      21,559    199,356     5,335    3,279      726,517

LIABILITIES
Payable to brokers
  for securities
  purchased            -          -           -        178         -        -          178
                 ------------------------------------------------------------------------------------------
Total liabilities      -          -           -        178         -        -          178
                 ------------------------------------------------------------------------------------------
Net assets
  available
  for benefits   $42,501    $64,091     $21,559    $199,17   $ 5,335  $ 3,279     $726,339
                 ==========================================================================================


                              Intel Corporation 401(k) Savings Plan

                  Statement of Changes in Net Assets Available for Benefits,
                                    With Fund Information

                                   Year ended December 31, 1996
                                         (In Thousands)

                                                       Fund Information
                  -----------------------------------------------------------------------------------------
                                                     Participant Directed
                  -----------------------------------------------------------------------------------------
                  Fidelity                                 Vanguard                                Fidelity
                  Institu-   Scudder  Fidelity             Institu-  Fidelity                      Low-
                  tional     Fixed    Capital &  Fidelity  tional    Growth &   Fidelity           Priced
                  Cash       Income   Income     Puritan   Index     Income     Magellan  Contra-  Stock
                  Portfolio  Fund     Fund       Fund      Fund      Portfolio  Fund      Fund     Fund
Additions to net
 assets attributed
to:
Investment
income:
 Net realized and
  unrealized
  appreciation
  (depreciation)
  in fair value
  of interest in
  Master Trust    $  6,083   $  1,860  $  1,012  $  1,602  $  8,280  $  6,208   $ 6,106   $  7,679 $  6,391
Employee
contributions        4,267        775       171       269       785       552     1,245        609      405
                  -----------------------------------------------------------------------------------------
Total additions     10,350      2,635     1,183     1,871     9,065     6,760     7,351      8,288    6,796

Deductions from
 net assets
 attributed to:
 Benefits paid to
   participants and
   participant
   withdrawals         (39)        16         -         -         -         -         -          -        -
Administrative
   fees                  -          -         -         -         -         -         -          -        -
                  -----------------------------------------------------------------------------------------
Total deductions       (39)        19         -         -         -         -         -          -        -

Transfer of assets
 from the Intel
 Corporation
 Profit Sharing
 Retirement
 Plan              161,398     32,593     6,428    10,164    29,782    20,563    46,236     22,582   15,043
Net transfers
 between funds     (81,497)    (1,834)    3,814     1,262    16,682    18,828      (867)    19,000   15,900
                  -----------------------------------------------------------------------------------------
Net increase        90,290     33,375    11,425    13,297    55,529    46,151    52,720     49,870   37,739
Net assets
 available
 for benefits:
Beginning of year        -          -         -         -         -         -         -          -        -
                  -----------------------------------------------------------------------------------------
End of year        $90,290    $33,375   $11,425   $13,297   $55,529   $46,151   $52,720    $49,870  $37,739
                  =========================================================================================

                             Fund Information (continued)
                  -------------------------------------------------
                           Participant Directed (continued)
                  -------------------------------------------------
                                        American
                                        Funds
                  Fidelity    Twentieth Euro-
                  Growth      Century   Pacific   Intel     Partici-
                  Company     Ultra     Growth    Stock     pant
                  Fund        Fund      Fund      Fund      Loans     Other     Total
                  -----------------------------------------------------------------------------------------
Additions to net
 assets attributed
 to:
 Investment
 income:
 Net realized and
   unrealized
   appreciation
   (depreciation)
   in fair value
   of interest in
   Master Trust    $ 4,999     $ 7,139   $ 2,773    $95,499  $  181   $    33    $155,845

Employee
   contributions       573       1,014       273        767       -    92,347     104,052
                   ----------------------------------------------------------------------------------------
Total additions      5,572       8,153     3,046     96,266     181    92,380     259,897

Deductions from
 net assets
 attributed
 to:
 Benefits paid to
  participants and
  participant
  withdrawals            -           -         -        797   4,704     7,919      13,397
 Administrative
  fees                   -           -         -          -       -         -           3
                   ----------------------------------------------------------------------------------------
Total deductions         -           -         -        797   4,704     7,919      13,400

Transfer of assets
 from the Intel
 Corporation
 Profit
 Sharing
 Retirement
 Plan               21,279      37,523    10,089     57,537   6,459     2,166     479,842
Net transfers
 between funds      15,650      18,415     8,424     46,172   3,399   (83,348)          -
                   ----------------------------------------------------------------------------------------
Net increase        42,501      64,091    21,559    199,178   5,335     3,279     726,339
Net assets
 available
 for benefits:
Beginning of year        -           -         -          -       -         -           -
                   ----------------------------------------------------------------------------------------
End of year        $42,501     $64,091   $21,559   $199,178  $ 5,335  $ 3,279    $726,339
                   ========================================================================================

                      Intel Corporation 401(k) Savings Plan

                          Notes to Financial Statements

                                December 31,1996


1. Description of the Plan

The following description of the Intel Corporation 401(k) Savings Plan
(the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all domestic employees of Intel Corporation (the Company or Intel). Employees are eligible to participate in the Plan, effective the first day of the calendar quarter following one month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Creation of the Plan

The Intel Corporation Profit Sharing Retirement Plan (the Predecessor Plan), authorizing discretionary employer contributions, has historically included a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. Effective January 1, 1996, the Predecessor Plan was divided into two components for purposes of ERISA: the Intel Corporation Profit Sharing Retirement Plan and the Intel Corporation 401(k) Savings Plan. The Intel Corporation 401(k) Savings Plan consists of participants' deferred accounts, employee accounts, PAYSOP accounts, and rollover accounts. The basic and discretionary Intel Corporation contribution accounts remain in the Intel Corporation Profit Sharing Retirement Plan.

Contributions and Participant Accounts

Company Contributions
---------------------

Prior to 1987, the Company contributed shares of its common stock (PAYSOP contributions) based on a percentage of each participant's qualified compensation as defined in the Predecessor Plan. Participants may not transfer funds from the PAYSOP account to other investment options. Effective January 1, 1987, the PAYSOP program was amended so that no further contributions would be made.

                   Intel Corporation 401(k) Savings Plan

1. Description of the Plan (continued)

Contributions and Participant Accounts (continued)

Company Contributions (continued)
---------------------------------

PAYSOP contributions (the Company's common stock) are held in a separate fund by Mellon Bank N.A. (the Trustee). For financial statement purposes, this fund has been combined with the Intel Stock Fund. The value of the PAYSOP shares in the Intel Stock Fund as of December 31, 1996 is approximately $63,795,000. For the year ended December 31, 1996, PAYSOP investment income and benefits paid were $36,120,000 and $797,000, respectively.

Participant Contributions
-------------------------

In 1996, participants were allowed to contribute from 1% to 10% (limited to certain percentages for highly compensated individuals) of their annual compensation on a before-tax basis (a maximum amount of $9,500 in 1996). Such contributions are withheld by the Company from each participant's compensation and deposited in the appropriate fund in accordance with the participant's directives. Participants may change their investment elections on a monthly basis.

Participant contributions and the allocation of Company contributions and forfeitures to each participant in total for the Plan and the Intel Corporation Profit Sharing Retirement Plan are limited to the lesser of $30,000 or 25% of a participant's compensation.

Participant Accounts
--------------------

Separate accounts are maintained for each participant. The account balances are generally adjusted as follows:

 - Monthly for participant contributions.

 - Daily for a pro rata share of gains or losses on the Plan's investments based on the ratio that each participant's account bears to the total of all such accounts.

                    Intel Corporation 401(k) Savings Plan

1. Description of the Plan (continued)

Vesting

Participants are immediately 100% vested with respect to contributions to all accounts in the Plan as well as the related earnings from such contributions.

Payment of Benefits

Participants are eligible for a distribution of Plan benefits upon termination of service, financial hardship (as defined by the Plan), or death. Upon termination of service, the normal form of benefit is an annuity. However, a participant may elect, with spousal consent, to have benefits paid in a single lump sum. In the event of financial hardship or death, the benefits are usually paid in a single lump sum.

Participant Loans

All participants are permitted to obtain loans of up to 50% of their combined vested account balances of the Plan and the Intel Corporation Profit Sharing Retirement Plan up to a maximum of $50,000. The loan provisions are established and administered by the Sheltered Employee Retirement Plan (SERP) Administration Department. Loan accounts are maintained in a separate account by the Trustee.

The amounts borrowed by the participants are first withdrawn from the vested value of the Intel Corporation Profit Sharing Retirement Plan accounts until these funds are exhausted and then withdrawn from the accounts of the Plan. Repayments of loans are transferred to the participants' accounts in the Plan and Intel Corporation Profit Sharing Retirement Plan in the ratio in which such accounts provided funding for the loan.

Loan activity for 1996 included approximately $5,567,000 and $2,168,000 of loans made to and repayments from the Plan's participants, respectively. The corresponding amount outstanding at December 31, 1996 has been included in participant loans receivable.

                    Intel Corporation 401(k) Savings Plan

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments in the Master Trust (see Note 4) are stated at the Plan's proportionate share of participation in the Master Trust, based upon the fair market value of Master Trust investments held at year end.

Investments in shares of registered investment companies, cash and cash equivalents, loan participations, corporate bonds, notes and certificates, and participant loans receivable are stated at fair value as of the last day of the year. The fair value for securities traded on a national securities exchange or over-the-counter market is the last reported sales price as of the valuation date. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year end. Participant loans receivable are valued at cost which approximates fair value.

Investments not traded in an active market are stated at fair value, computed using pricing models at current rates. Investment income includes the gain
(loss) realized on the sale of securities and unrealized appreciation (depreciation) in the fair market value of investments held by the Plan, which is the difference between the fair value of investments at the beginning of the year and the end of the year.

The Plan holds wrapper contracts in order to manage market risks and to alter the return characteristics of underlying securities to match certain Fixed Income Fund objectives (see Note 5). Wrapper contracts with insurance companies are stated at fair market value as of the last day of the year and are netted against the fair value of the related underlying investment.

Investment transactions are recognized as of their trade dates, and collateral has been obtained and secured against investments whenever deemed necessary. Interest is accrued monthly; dividends are accrued when declared.

                 Intel Corporation 401(k) Savings Plan

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

The Plan's guaranteed investment contracts are entered into with insurance companies. The contracts, which are unallocated in nature, are valued at contract value, which approximates fair value, as reported to the Plan by the respective insurance companies. Contract value represents contributions made under the contracts plus interest at the contract rates less withdrawals and administrative expenses. If the funds in the guaranteed investment contracts are needed for benefit payments prior to contract maturity, they may be withdrawn without penalty.

Payment of Benefits

Benefits are recorded when paid.

Contributions

Participant contributions are accrued by the Plan when the deferrals are made from the participants' salaries.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                   Intel Corporation 401(k) Savings Plan

3. Investments

Investment Options

During 1996, participants had the option to direct the investment of their voluntary contributions to the Plan in increments of 10% among the following investment funds:

Fidelity Institutional Cash Portfolio
-------------------------------------
This mutual fund invests in high-quality short-term money market securities of U.S. issuers. The objective of the fund is to preserve the participant's investment, maintain a stable price, and provide current income.

Scudder Fixed Income Fund
-------------------------
The objective of this fund is to provide participants with a stable fixed-rate return of investment and protection of principal from changes in market interest rates. This fund invests in guaranteed investment contracts with insurance companies and approved financial institutions and other debt instruments with similar characteristics.

Fidelity Capital & Income Fund
------------------------------
This mutual fund invests primarily in higher yielding, lower quality debt securities.

Fidelity Puritan Fund
---------------------
This mutual fund invests in securities of U.S. and foreign issuers, including those in emerging markets. The securities include bonds of any quality, common stocks, and preferred stocks.

Vanguard Institutional Index Fund
---------------------------------
This mutual fund seeks to replicate the overall market performance as measured by the S&P 500 Index. This fund holds the same 500 stocks that are included in the S&P 500 Index.

Fidelity Growth & Income Portfolio
----------------------------------
This mutual fund invests primarily in U.S. and foreign stocks, focusing on those that pay current dividends.

Fidelity Magellan Fund
----------------------
This mutual fund invests primarily in common stock of small, medium, and large foreign and U.S. companies. Investments are broadly diversified across many different types and sizes of companies and industries.

                   Intel Corporation 401(k) Savings Plan

3. Investments (continued)

Investment Options (continued)

Fidelity Contrafund
-------------------
The objective of this mutual fund is to increase the value of the participant's investment by investing in common stocks that are currently out of public favor.

Fidelity Low-Priced Stock Fund
------------------------------
This mutual fund invests primarily in undervalued stocks of smaller, less well-known companies that have potential for significant growth or stock of companies that are out of favor with other investors.

Fidelity Growth Company Fund
----------------------------
This mutual fund invests primarily in stocks of companies with earnings or revenues that indicate the potential for above-average growth.

Twentieth Century Ultra Fund
----------------------------
This mutual fund invests primarily in common stocks of small- and mid-sized companies whose earnings and revenues are accelerating. Investments are broadly diversified across many different types and sizes of companies and industries.

American Funds EuroPacific Growth Fund
--------------------------------------
This mutual fund invests primarily in stocks of companies whose principal business activities are outside the U.S. Usually, at least 65% of the fund's total assets will be invested in securities of issuers from Europe or the Pacific Basin. The fund can invest in many types of companies, ranging from large multinational corporations located in major world markets to smaller companies located in emerging markets.

Intel Stock Fund
----------------
This fund provides participants the option to have their voluntary 401(k) contributions invested in Intel common stock. Transactions within this fund qualify as party-in-interest transactions.

                   Intel Corporation 401(k) Savings Plan

3. Investments (continued)

Guaranteed Investment Contracts

The Plan holds guaranteed investment contracts with insurance companies in order to provide participants with a stable, fixed-rate return of investment and protection of principal from changes in market interest rates. As of December 31, 1996, the Master Trust held guaranteed investment contracts in the amount of $7,601,000 with insurance companies that have Standard & Poor's ratings of AA or better at the time of purchase. No more than approximately $3,257,000 of the guaranteed investment contracts is with any one insurance company. As of December 31, 1996, the Master Trust held a guaranteed investment contract of approximately $3,257,000 with Confederation Life Insurance Company (Confederation Life). In August 1994, Canadian regulators seized the assets of Confederation Life due to concerns over the quality of the investment portfolio. A trustee has been appointed until a rehabilitation of the Company's assets is completed. As of August 1994, the Confederation Life portion of each participant's account has been segregated into a separate account. No gains or losses are currently being applied to the segregated portion. This asset is valued at contract value. The Master Trust has made the election for the Scudder Fixed Income Fund to receive, over the next three to five years, a total recovery of principal and interest estimated to be 119% of the asset contract value.

Investments Greater Than 5% of Net Assets

The Plan's share of the following Master Trust investments represents more than 5% of Master Trust net assets available for plan benefits at December 31, 1996:


                          Shares or
                          Units of
Description               Participation       Cost        Fair Value
-----------------------------------------------------------------------------
Intel Corporation:
     Common stock         1,515,286        $78,431,143    $198,408,517


                      Intel Corporation 401(k) Savings Plan

4. Interest in the Master Trust

All of the investments of the Plan, with the exception of participant loans receivable, are held in the Master Trust which consists of the assets of the Plan, the Intel Profit Sharing Retirement Plan, the Intel Defined Benefit Pension Plan, the Intel Puerto Rico Profit Sharing Plan, the Intel Puerto Rico Retirement Savings Plan, and the Intel Puerto Rico Defined Benefit Pension Plan. Each plan shares in the assets and earnings of the Master Trust in proportion to its respective interests in the Master Trust. The Trustee holds all investments of the Master Trust. Assets within mutual funds are managed by the respective mutual fund managers. Scudder, Stevens & Clark has discretionary authority for the purchase and sale of investments in the Fixed Income Fund, subject to the general investment policies of the Investment Policy Committee of the Plan. The following is a summary of the assets and liabilities of the Master Trust and the interest of the Plan in the Master Trust as of December 31, 1996
(in thousands):

Total assets                                               $1,973,427
Total liabilities                                          $    5,095
Increase in net trust assets for the year ended
December 31, 1996                                          $  575,277
Ownership percentage of the Intel Corporation
401(k) Savings Plan                                              36%


5. Wrapper Contracts

The Master Trust holds wrapper contracts in order to manage market risks and to alter the return characteristics of underlying securities to match certain
Fixed Income Fund objectives. Wrapper contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of guaranteed investment contracts. Guaranteed investment contracts provide participants with a stable, fixed-rate return of investment and protection of principal from changes in market interest rates. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal on account of a participant's retirement, disability, death, or participant directed transfers, in accordance with the terms of the Plan. As of December 31, 1996, the Master Trust held wrapper contracts with a notional amount of $24,785,000 with a fair value of approximately $30,346.

                    Intel Corporation 401(k) Savings Plan

6. Concentration of Credit Risk

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across thirteen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial markets. The Plan's exposure to credit risk on the wrapper contracts in the Scudder Fixed Income Fund is limited to the fair value of the contracts with each counterparty.

7. Differences Between Financial Statements and the Form 5500

The following is a reconciliation of net assets available for benefits per the statement of net assets available for benefits to the Form 5500 as of December 31, 1996 (in thousands):


Net assets available for benefits per the
 financial statements                                $726,339
Amounts allocated to withdrawing participants          (2,748)
                                                     --------
Net assets available for benefits per the Form
 5500                                                $723,591
                                                     ========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1996 but not yet paid as of that date.

The following is a reconciliation of benefits paid to participants per the statement of changes in net assets available for benefits to the Form 5500 for the year ended December 31, 1996 (in thousands):


Benefits paid to participants per the financial
 statements                                           $13,397
Amounts allocated on the Form 5500 to withdrawn
 participants at December 31, 1996                      2,748
                                                      -------
Benefits paid to participants per the Form 5500       $16,145
                                                      =======

                Intel Corporation 401(k) Savings Plan

8. Income Tax Status

The IRS has informed the Company by a letter dated September 6, 1994 that the Predecessor Plan is qualified and the trust established under the Predecessor Plan is tax exempt under the appropriate sections of the Internal Revenue Code (the Code). The Predecessor Plan has been amended to segregate the 401(k) Savings component to a separate plan since receiving the determination letter. However, the plan administrator and its tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

9. Plan Termination

The Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of a plan termination, participants will remain 100% vested in their accounts.

                                  SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        INTEL CORPORATION 401(K) SAVINGS PLAN
                                               (Full Title of the Plan)

By:   /S/ Arvind Sodhani                        Date:  June 25, 1997
          ___________________________________
          Arvind Sodhani
          Vice President and Treasurer
          Intel Corporation